Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

DONALD R. REYNOLDS

dreynolds@wyrick.com

October 19, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

RE:	INC Research Holdings, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-36730

Dear Mr. Decker:

We write this letter on behalf of our client INC Research Holdings, Inc. (the “Company”) in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 11, 2016.

In response to the Staff’s comments, the Company is filing concurrently with this letter an amendment for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and have followed each comment with the Company’s response thereto.

United States Securities and Exchange Commission

October 19, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 60

1.	Based upon your significant foreign operations, in future filings please disclose the amount of cash and short term investments held by foreign subsidiaries. Please provide us with your proposed disclosure to be included in future filings.

In future periodic reports filed with the Staff, the Company will include additional disclosure in the “Liquidity and Capital Resources” discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Below is a draft of the model disclosure based on fiscal 2015 actual results that is indicative of the disclosure the Company will make in future MD&As to address this comment.

“As of December 31, 2015, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was $38.9 million. Cash and cash equivalent balances outside the U.S. may be subject to foreign withholding and U.S. taxation, if repatriated. We intend to reinvest cash outside the U.S. except in instances where repatriating such earnings would result in no additional income tax. ”

Exhibits 31.1 and 31.2

2.	It appears your officer certifications do not include the language referring to internal control over financial reporting that should appear in the introduction sentence of paragraph 4 of the Section 302 certification, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management´s internal control report and in all periodic reports filed thereafter. Please amend your filing to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13.

The Company acknowledges the Staff’s comment regarding its omission of officer certifications containing language referring to internal control over financial reporting that should appear in the introduction sentence of paragraph 4 of the Section 302 certification, as well as paragraph 4(b), and filed earlier today an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

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United States Securities and Exchange Commission

October 19, 2016

The Company respectfully submits that the foregoing discussions are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

WYRICK ROBBINS YATES & PONTON LLP

/s/ Donald R. Reynolds
Donald R. Reynolds